Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-253451

Issuer Free Writing Prospectus, dated August 7, 2023

THE WILLIAMS COMPANIES, INC.

$350,000,000 5.400% Senior Notes due 2026

$900,000,000 5.300% Senior Notes due 2028

PRICING TERM SHEET

Dated: August 7, 2023

Issuer:	The Williams Companies, Inc.
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB
Pricing Date:	August 7, 2023
Settlement Date:	August 10, 2023 (T + 3)
Use of Proceeds:	We intend to use the net proceeds of this offering for general corporate purposes, which may include the repayment of our near-term debt maturities.

	Notes due 2026	Notes due 2028
Security Type:	$350,000,000 5.400% Senior Notes due 2026	$900,000,000 5.300% Senior Notes due 2028
Maturity Date:	March 2, 2026	August 15, 2028
Interest Payment Dates:	March 2 and September 2, commencing September 2, 2023	February 15 and August 15, commencing February 15, 2024
Principal Amount:	$350,000,000 (for an aggregate principal amount outstanding of $1,100,000,000, together with the existing 2026 notes)	$900,000,000
Benchmark Treasury:	4.500% due July 15, 2026	4.125% due July 31, 2028
Benchmark Treasury Price:	100-04+	99-29
Benchmark Treasury Yield:	4.447%	4.146%
Spread to Benchmark Treasury:	+ 87.5 bps	+ 118 bps
Re-Offer Yield:	5.322%	5.326%
Coupon:	5.400%	5.300%
Public Offering Price:	100.181% of the principal amount, plus accrued interest from, and including, March 2, 2023 to, but excluding, August 10, 2023 in the amount of $8,295,000	99.886% of the principal amount

	Notes due 2026	Notes due 2028
Make-Whole Call:	T+15 bps (prior to March 2, 2026)	T+20 bps (prior to July 15, 2028)
Par Call	Not applicable	On or after July 15, 2028
CUSIP / ISIN:	969457 CH1 / US969457CH11	969457 CK4 / US969457CK40

Joint Book-Running Managers:

CIBC World Markets Corp.

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

TD Securities (USA) LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:

Barclays Capital Inc.

BOK Financial Securities, Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

Truist Securities, Inc.

Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes in this offering will be made against payment therefor by purchasers in this offering on or about August 10, 2023, which is the third business day following the pricing date of the notes (such settlement cycle being referred to as T+3). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the settlement date should consult their own advisors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates; terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling CIBC World Markets Corp. toll free, at 1-800-282-0822; MUFG Securities Americas Inc. toll free, at 1-877-649-6848; RBC Capital Markets, LLC, toll free, at 1-866-375-6829 and TD Securities (USA) LLC, toll free, at 1-855-495-9846.